A2Z Smart Technologies Announces Partnership with Cardknox

The Cardknox payment platform can now be integrated with the Cust2Mate smart shopping cart, enabling grocers to accept a wide range of payment methods — including eWIC, credit and debit cards, and mobile wallets.

TEL AVIV, ISRAEL / February 23, 2022 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (Nasdaq: AZ) (TSXV: AZ), announces that it has signed a partnership agreement with Cardknox, a Fidelity Payments company and leading developer-friendly omnichannel payment platform for the integration of its seamless payment solutions to the Cust2Mate smart cart.

A2Z's state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

Cardknox is an omnichannel payment gateway that can be seamlessly integrated with POS systems, ERP software, e-commerce, and mobile platforms. Through its partnership with Cust2Mate, shoppers will have access to robust and secure payment processing capabilities built directly into the smart cart, via a device or contactless payment option. Cardknox supports a wide range of leading payment methods, including credit and debit cards, Google Pay, Apple Pay, eWIC, SNAP EBT, and more.

"We are excited to work with Cardknox to further expand the in-cart payment process on our Cust2Mate Smart Carts," stated Rafi Yam, CEO of Cust2Mate. "Our goal is to make in-store shopping efficient and enjoyable by providing in-cart payment options that eliminate the need to wait in long checkout lines and our integration of the Cardknox technology is a valuable addition that enhances our state-of-the-art solution."

"With one easy integration, users of Cust2Mate will now be able to process the widest range of payment types while also enjoying access to value-added payment tools and competitive rates," says Mark Paley, VP of Sales at Cardknox. "Our extensive experience in the grocery industry has helped us build frictionless, customer-friendly checkout solutions, and we truly look forward to seeing Cust2Mate clients benefit."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With

its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

About Cardknox
Cardknox is a Fidelity Payment company, https://www.fidelitypayment.com/solutions-for-merchants/ which serves as an omnichannel payment gateway that can be seamlessly integrated with POS systems, ERP software, e-commerce, and mobile platforms. Offering flexible payment solutions and innovative technology to qualify transactions for the lowest interchange rates, Cardknox serves thousands of partners and customers across every major industry throughout the U.S., the U.K., and Canada.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com